Exhibit 12.1

EPL OIL & GAS, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In thousands, except ratio of earnings to fixed charges data)

	Predecessor Company		Successor Company
		Period from	Period from
	Year Ended	January 1, 2009	October 1, 2009	Year Ended
	December 31,	through	through	December 31,
	2008	September 30, 2009	December 31, 2009	2010	2011	2012
Earnings:
Income (loss) before income taxes	$(69,227)	$(36,114)	$(32,412)	$(12,877)	$41,433	$88,710
Add:
Fixed charges	48,153	18,383	4,532	10,257	18,088	29,288
Amortization of capitalized interest	5	1	—	—	—	—
Less:
Interest capitalized	—	—	—	—	—	—

Earnings	$(21,069)	$(17,730)	$(27,880)	$(2,620)	$59,521	$117,998

Fixed Charges:
Interest Expense (including amortization of debt discount and deferred financing costs)	$46,533	$17,813	$4,322	$9,807	$17,548	$28,568
Interest capitalized	—	—	—	—	—	—
Estimated interest expense within rent expense	1,620	570	210	450	540	720

Total Fixed Charges	$48,153	$18,383	$4,532	$10,257	$18,088	$29,288

Ratio of earnings to fixed charges	(0.44)	(0.96)	(6.15)	(0.26)	3.29	4.03
Amount of deficiency in earnings to cover fixed charges for 1:1 ratio	$69,222	$36,113	$32,412	$12,877	$—	$—